Siyata Mobile Inc.

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

June 23, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeff Kauten

Re: Siyata Mobile Inc.

Registration Statement on Form F-1, as amended.

File No. 333-288063

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Siyata Mobile Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 9:00 a.m., Eastern Time, on Wednesday, June 25, 2025, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Thiago Spercel at 929-639-7631. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: Thiago Spercel, by facsimile to (212) 930-9725 or email at tspercel@srfc.law.

If you have any questions regarding this request, please contact Thiago Spercel, Esq., of Sichenzia Ross Ference Carmel LLP at 929-639-7631.

Very Truly Yours,

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

cc: Thiago Spercel, Sichenzia Ross Ference Carmel LLP